
RECEIVED

2008 OCT 17 A 8: 30

OFFICE OF INTERNAT'L
CORPORATE FIN...

Reliance Capital Limited
Reliance Centre
19, Walchand Hirachand Marg
Ballard Estate
Mumbai – 400 001

Tel.: +91 22 3032 7000
Fax: +91 22 3032 7202
www.reliancecapital.co.in

October 14, 2008

Mr. Paul M. Dudek
Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
100 F Street, NE
Washington, DC 20549
USA

SUPPL

Dear Mr. Dudek

We have submitted a letters to the Stock Exchanges in India, where our securities are listed, in terms of the exchange listing agreement as detailed below, a copy whereof is enclosed for information and records:

Sl.no.	Document	Regulation	Filed with
1.	Distribution of shareholding for the quarter ended September 30, 2008	Clause 35 of the listing agreement	BSE & NSE
2.	Corporate Governance report for the quarter ended September 30, 2008	Clause 49 of the listing agreement	BSE & NSE
3.	Free Float Indices for the quarter ended September 30, 2008	BSE requirement	BSE

(BSE) - Bombay Stock Exchange Limited
(NSE) - National Stock Exchange of India Limited

Thanking you.

Yours faithfully
for **RELIANCE CAPITAL LIMITED**

V. R. MOHAN
COMPANY SECRETARY & MANAGER

Encls: a/a

PROCESSED

OCT 2 2 2008

THOMSON REUTERS



RECEIVED

2008 OCT 17 A 8:00

.. OF INTERNAL
... RATE ....

Reliance Capital Limited
Reliance Centre
19, Walchand Hirachand Marg
Ballard Estate
Mumbai – 400 001

Tel.: +91 22 3032 7000
Fax: +91 22 3032 7202
www.reliancecapital.co.in

October 13, 2008

Mr. Naresh Pandya
DCS - CRD
Bombay Stock Exchange Limited
Phiroze Jeejeebhoy Towers,
Dalal Street,
Mumbai - 400 001

The Manager
Listing Department
The National Stock Exchange of India
Exchange Plaza, 5th Floor,
Plot No. C/1, G Block
Bandra Kurla Complex,
Bandra (E), Mumbai - 400 051

BSE Scrip Code: 500111

NSE Scrip Symbol: RELCAPITAL

Dear Sir,

Sub. : Compliance under Clause 35 of the Listing Agreement

In terms of clause 35 of the Listing agreement, we enclose herewith the statement of shareholding pattern of the Company for the quarter ended September 30, 2008.

Kindly acknowledge receipt.

Thanking you.

Yours faithfully
for **RELIANCE CAPITAL LIMITED**

V. R. MOHAN
COMPANY SECRETARY & MANAGER

BOMBAY STOCK EXCHANGE LTD.
INWARD SECTION
13 OCT 2008
CONTENTS NOT VERIFIED
SIGN.

Encl: a/a

I(a) STATEMENT SHOWING SHAREHOLDING PATTERN

Name of the Company: RELIANCE CAPITAL LIMITED

BSE - Scrip Code : 500111 NSE Scrip Symbol: RELCAPITAL				As on : September 30, 2008	

Category Code	Category of Shareholder	No of Shareholders	Total No of Shares	Number of shares held in dematerilised Form	Total Shareholding as percentage of total number of shares	
					As a percentage of (A+B)	As a percentage of (A+B+C)
(A)	Shareholding of Promoter and Promoter Group					
(1)	Indian					
(a)	Individuals/Hindu Undivided Family	12	11 65 983	11 65 978	0.48	0.47
(b)	Central Government/State Governments	-	-	-	-	-
(c)	Bodies Corporate	6	13 02 16 291	13 02 16 289	53.30	53.01
(d)	Financial Institutions/Banks	-	-	-	-	-
(e)	Any Other (Specify)					
	Sub -Total (A)(1)	18	13 13 82 274	13 13 82 267	53.78	53.49
(2)	Foreign					
(a)	Individuals(Non-Resident Individuals/Foreign Individuals)	-	-	-	-	-
(b)	Bodies Corporate	-	-	-	-	-
(c)	Institutions	-	-	-	-	-
(d)	Any Other (Specify)	-	-	-	-	-
	Sub -Total (A)(2)	-	-	-	-	-
	Total of Promoter and Promoter Group (A)=(A)(1)+(A)(2)	18	13 13 82 274	13 13 82 267	53.78	53.49
(B)	Public Shareholding					
(1)	Institutions					
(a)	Mutual Funds /UTI	252	20 12 220	19 44 733	0.82	0.82
(b)	Financial Institutions/Banks	354	1 73 241	1 56 578	0.07	0.07
(c)	Central Government/State Governments	57	53 078	2 812	0.02	0.02
(d)	Venture Capital Funds	-	-	-	-	-
(e)	Insurance Companies	16	63 91 120	63 90 940	2.62	2.60
(f)	Foreign Institutional Investors	556	5 97 19 200	5 97 13 136	24.45	24.31
(g)	Foreign Venture Capital Investors	-	-	-	-	-
(h)	Any Other (Specify)					
	Sub -Total (B)(1)	1 235	6 83 48 859	6 82 08 199	27.93	27.83
(2)	Non-Institutions					
(a)	Bodies Corporate	6 936	1 05 77 683	1 04 94 171	4.33	4.31
(b)	i.Individual shareholders holding nominal sharecapital up to Rs.1Lakh.	12 95 159	2 96 94 130	2 31 02 108	12.15	12.09
	ii.Individual shareholders holding nominal sharecapital in excess of Rs.1Lakh.	52	31 76 075	31 53 575	1.30	1.29
(c)	Any Other (Specify)					
1	NRIs/OCBs	16 164	11 17 521	8 20 090	0.46	0.45
	Sub -Total (B)(2)	13 18 311	4 45 65 409	3 75 69 944	18.24	18.14
	Total Public Shareholding B=(B)(1)+(B)(2)	13 19 546	11 29 14 268	10 57 78 143	46.22	45.97
	TOTAL (A) +(B)	13 19 564	24 42 96 542	23 71 60 410	100.00	99.46
(C)	Shares held by Custodians and against which Depository Receipts have been Issued	1	13 36 258	13 36 258	-	0.54
	GRAND TOTAL (A)+(B)+(C)	13 19 565	24 56 32 800	23 84 96 668	100.00	100.00

I(b) <u>Statement showing shareholding of persons belonging to the category "Promoter and Promoter Group"</u>

Sr No	Name of the shareholder	No of shares	Shares as a percentage of total number of shares{i.e.,Grand Total (A)+(B)+(C) indicated in statement at para(I)(a) above}
1	AAA Enterprises Private Limited	12 63 89 839	51.45
2	Sonata Investments Limited	32 50 000	1.32
3	Reliance Innoventures Private Limited	5 76 450	0.23
4	Kokila D. Ambani	5 45 126	0.22
5	Anil D. Ambani	2 73 891	0.11
6	Tina A. Ambani	2 63 474	0.11
7	Jaianmol A. Ambani	83 487	0.03
8	Jaianshul A. Ambani	5	0.00
9	Hansdhwani Trading Company Private Limited	2	0.00
	TOTAL	13 13 82 274	53.49

I(c)   <u>Statement showing shareholding of persons belonging to the category "Public" and holding more than 1%</u>
<u>of the total number of shares</u>

Sr No	Name of the shareholder	No of shares	Shares as a percentage of total number of shares(i.e.,Grand Total (A)+(B)+(C) indicated in statement at para(I)(a) above}
1	Quantum (M) Limited	1 04 20 296	4.24
2	Life Insurance Corporation Of India	59 71 538	2.43
3	Janus Overseas Fund	49 68 466	2.02
4	J.P.Morgan Asset Management (Europe) S.A.R.L.A/C Jp Morgan Funds - Emerging Markets Equityfund	39 03 415	1.59
5	Deutsche Securities Mauritius Limited	37 86 798	1.54
6	Hongkong Bank	30 13 307	1.23
	TOTAL	3 20 63 820	13.05

I(d)   Statement showing details of locked -in shares

Sr No	Name of the shareholder	Category of Shareholders (Promoters/Public)	No of locked-in shares	Locked-In shares as a percentage of total number of shares(I.e.,Grand Total (A)+(B)+(C) Indicated In statement at para(I)(a) above)
1	Nil	-	0	0.00
	TOTAL		0	0.00

II(a) Statement showing details of Depository Receipts (DRs)

Sr No	Type of outstanding DR (ADRs,GDRs, SDRs,etc.)	Number of outstanding DRs	No of shares underlying outstanding DRs	Shares underlying outstanding DRs as a percentage of total number of shares(i.e.,Grand Total (A)+(B)+(C) indicated in statement at para(I)(a) above}
1	GDRs	13 36 258	13 36 258	0.54
	TOTAL		13 36 258	0.54

II(b) Statement showing Holding of Depository Receipts (DRs), where underlying shares are in excess of 1% of the total number of shares

Sr No	Name of the DR Holder	Type of outstanding DR (ADRs,GRDs, SDRs,etc.)	No of shares underlying outstanding DRs	Shares underlying outstanding DRs as a percentage of total number of shares{i.e.,Grand Total (A)+(B)+(C) indicated in statement at para(I)(a) above}
	NIL		-	-
	TOTAL		-	-

Anil Dhirubhai Ambani Group

Reliance Capital Limited
Reliance Centre
19, Walchand Hirachand Marg
Ballard Estate
Mumbai – 400 001

Tel.: +91 22 3032 7000
Fax: +91 22 3032 7202
www.reliancecapital.co.in

October 13, 2008

Mr. Naresh Pandya
DCS - CRD
Bombay Stock Exchange Limited
Phiroze Jeejeebhoy Towers,
Dalal Street,
Mumbai - 400 001

The Manager
Listing Department
The National Stock Exchange of India
Exchange Plaza, 5th Floor,
Plot No. C/1, G Block
Bandra Kurla Complex, Bandra (E)
Mumbai - 400 051

BSE Scrip Code: 500111

NSE Scrip Symbol: RELCAPITAL

Dear Sir,

Sub: Quarterly Compliance Report on Corporate Governance for the quarter ended September 30, 2008 under Clause 49 of the Listing Agreement

In terms of clause 49 of the listing agreement, we are attaching current compliance status on Corporate Governance for the quarter ended September 30, 2008.

Kindly acknowledge receipt.

Thanking you.

Yours faithfully,
For **RELIANCE CAPITAL LIMITED**

V. R. MOHAN
COMPANY SECRETARY & MANAGER

BOMBAY STOCK EXCHANGE LTD.
INWARD SECTION
13 OCT 2008
CONTENTS NOT VERIFIED
GN.

c.c: The Secretary, National Securities Depository Limited
       The Secretary, Central Depository Services (India) Ltd.

Encl: as above

Registered Office H Block, 1st Floor, Dhirubhai Ambani Knowledge City, Navi Mumbai 400 710

Particulars	Clause of Listing Agreement	Compliance status (Yes/No/N.A.)	Remarks
1	2	3	4
I. Board of Directors	49 1	YES	
(A) Composition of Board	49 (IA)	YES	
(B) Non-executive Directors' compensation & disclosures	49 (IB)	YES	
(C) Other provisions as to Board and Committees	49 (IC)	YES	
(D) Code of Conduct	49 (ID)	YES	
II. Audit Committee	49 (II)	YES	
(A) Qualified & Independent Audit Committee	49 (IIA)	YES	
(B) Meeting of Audit Committee	49 (IIB)	YES	
(C) Powers of Audit Committee	49 (IIC)	YES	
(D) Role of Audit Committee	49 II(D)	YES	
(E) Review of Information by Audit Committee	49 (IIE)	YES	
III. Subsidiary Companies	49 (III)	YES	
IV. Disclosures	49 (IV)	YES	
(A) Basis of related party transactions	49 (IV A)	YES	
(B) Disclosure of Accounting Treatment	49 (IV B)	YES	
(C) Board Disclosures	49 (IV C)	YES	
(D) Proceeds from public issues, rights issues, preferential issues etc.	49 (IV D)	YES	
(E) Remuneration of Directors	49 (IV E)	YES	
(F) Management	49 (IV F)	YES	
(G) Shareholders	49 (IV G)	YES	
V. CEO/CFO Certification	49 (V)	YES	Annual certification for 2008-2009, will be duly complied with.
VI. Report on Corporate Governance	49 (VI)	YES	Report for the financial year ended March 31, 2009 will be complied in the 23rd Annual report 2008-09.
VII. Compliance	49 (VII)	YES	

For **RELIANCE CAPITAL LIMITED**

V. R. MOHAN
COMPANY SECRETARY & MANAGER

Reliance Capital Limited
Reliance Centre
19, Walchand Hirachand Marg
Ballard Estate
Mumbai – 400 001

Tel.: +91 22 3032 7000
Fax: +91 22 3032 7202
www.reliancecapital.co.in

October 13, 2008

The Secretary
Bombay Stock Exchange Limited
Phiroze Jeejeebhoy Towers,
Dalal Street,
Mumbai – 400 001

BSE Scrip Code : 500111

Dear Sir,

> **Ref: Free Float Indices**
> **Sub: Shareholding pattern as on September 30, 2008**

Enclosed please find the details of the Shareholding pattern of our Company as on September 30, 2008 in the prescribed forms, viz. Form 'A', Form 'B' and Form 'C'.

Kindly acknowledge receipt.

Thanking you.

Yours faithfully
For **RELIANCE CAPITAL LIMITED**

V. R. MOHAN
COMPANY SECRETARY & MANAGER

Encl.: a/a

FORM A

SHAREHOLDING PATTERN SUMMARY FOR FREE-FLOAT

Name of the Company : RELIANCE CAPITAL LIMITED			
Scrip Code - 500111		Quarter Ended	September 30, 2008
Category Code	Category	No.of Shares Held	% of Shareholding
I	CONTROLLING/STRATEGIC HOLDINGS		
A	BASED IN INDIA		
1	Indian Individuals/HUFs & Relatives	11 65 983	0.47
2	Indian Corporate Bodies/ Trusts/ Partnerships	12 69 66 291	51.69
3	Persons Acting in Concert (also include Suppliers/ Customers)	32 50 000	1.32
4	Other Directors & Relatives (other than in 1 above)	0	0.00
5	Employee Welfare Trusts/ESOPs (already converted into shares but locked in)	0	0.00
6	Banks/Financial Institutions	0	0.00
7	Central/ State Govt.	0	0.00
8	Central/ State Govt. Institutions	0	0.00
9	Venture Funds/ Private Equity Funds	0	0.00
	Sub Total A	13 13 82 274	53.49
B	BASED OVERSEAS		
10	Foreign Individuals (including FDI)	0	0.00
11	Foreign Corporate Bodies (including FDI)	0	0.00
12	Non Resident Indians (Individuals)	0	0.00
13	Non Resident Indian Corporate Bodies	0	0.00
	Sub Total B	0	0.00
C	GDRs/ADRs/ ADSs	0	0.00
	Sub Total C	0	0.00
D	OTHERS (Please specify here_____)	0	0.00
	Sub Total D	0	0.00
E	ANY OTHER SHARES LOCKED-IN (except covered above)	0	0.00
	Sub Total E	0	0.00
	Sub Total I	13 13 82 274	53.49

....contd



II	FREE FLOAT	No.of Shares Held	% of Shareholding
A	BASED IN INDIA		
1	Indian Individuals/HUFs	3 28 60 331	13.38
2	Indian Corporate Bodies/Trusts/Partnerships	1 05 77 683	4.31
3	Independent Directors & Relatives	7 000	0.00
4	Present Employees	2 874	0.00
5	Banks/Financial Institutions	1 73 241	0.07
6	Central/State Govt.	53 078	0.02
7	Central/ State Govt. Institutions		0.00
8	Insurance Companies	63 91 120	2.60
9	Mutual Funds	20 12 220	0.82
10	Venture Funds/ Private Equity Funds		0.00
11	Customers		0.00
12	Suppliers	0	0.00
	Sub Total A	5 20 77 547	21.20
B	BASED OVERSEAS		
13	Foreign Individuals	0	0.00
14	Foreign Corporate Bodies	13 929	0.01
15	Foreign Institutional Investors (SEBI-registered)	5 97 19 200	24.31
16	Non Resident Indians (Individuals)	11 03 592	0.45
17	Non Resident Indian Corporate Bodies	0	0.00
	Sub Total B	6 08 36 721	24.77
C	GDRs/ADRs/ADSs	13 36 258	0.54
	Sub Total C	13 36 258	0.54
D	OTHERS (Please specify here)	0	0.00
	Sub Total D	0	0.00
	Sub Total II	11 42 50 526	46.51
	Grand Total	24 56 32 800	100.00

BROAD SUMMARY OF HOLDINGS	No.of Shares Held	% of Shareholding
Total Controlling/ Strategic Holdings	13 13 82 274	53.49
Total Free-float	11 42 50 526	46.51
Grand Total	24 56 32 800	100.00

SUMMARY OF DOMESTIC/FOREIGN HOLDINGS	No.of Shares Held	% of Shareholding
Total Domestic Holding	18 34 59 821	74.69
Total Foreign Holding	6 21 72 979	25.31
Grand Total	24 56 32 800	100.00

CONTROLLING/STRATEGIC HOLDERS
(Include every single holder and list them Categorywise)

Name of the Company : RELIANCE CAPITAL LIMITED			
	Scrip Code	500111	Quarter Ended	September 30, 2008
Sl.No.	Holders Name	No.of Shares Held	% of Shareholding	Category Code
1	AAA Enterprises Private Limited	12 63 89 839	51.45	I-A-2
2	Sonata Investments Limited	32 50 000	1.32	I-A-3
3	Reliance Innoventures Private Limited	5 76 450	0.23	I-A-2
4	Kokila D. Ambani	5 45 126	0.22	I-A-1
5	Anil D. Ambani	2 73 891	0.11	I-A-1
6	Tina A Ambani	2 63 474	0.11	I-A-1
7	Jaianmol A. Ambani	83 487	0.03	I-A-1
8	Jaianshul A. Ambani	5	0.00	I-A-1
9	Hansdhwani Trading Company Private Limited	2	0.00	I-A-2
	Total	13 13 82 274	53.49	



FORM C

FREE-FLOAT HOLDERS
DISCLOSE ONLY HOLDINGS OF 1% & ABOVE
(List holders Categorywise)

	Name of the Company : RELIANCE CAPITAL LIMITED				
	Scrip Code	500111		Quarter Ended	September 30, 2008
Sl.No.	Holders Name	No.of Shares Held	% of Shareholding	Category Code	Relationship, if any with anyone in I
1	Quantum (M) Limited	1 04 20 296	4.24	II-B-15	NIL
2	Life Insurance Corporation of India	59 71 538	2.43	II-A-8	NIL
3	Janus Overseas Fund	49 68 466	2.02	II-B-15	NIL
4	J.P.Morgan Asset Management (Europe) S.A.R.L.A/C Jp Morgan Funds -Emerging Markets Equityfund	39 03 415	1.59	II-B-15	NIL
5	Deutsche Securities Mauritius Limited	37 86 798	1.54	II-B-15	NIL
6	Hongkong Bank	30 13 307	1.23	II-A-2	NIL
	Total	3 20 63 820	13.05		



END